August 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	Votorantim Cimentos S.A.

Withdrawal Request to the Registration Statement on Form F-1 (File No. 333-187972), Registration Statement on Form F-6 (File No. 333-189134) and Registration Statement on

Form 8-A (File No. 001-35954)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Votorantim Cimentos S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s (i) Registration Statement on Form F-1 (File No. 333-187972) together with all exhibits and amendments thereto, which was initially filed on April 17, 2013, (ii) Registration Statement on Form F-6 (File No. 333-189134), which was filed on June 6, 2013, and (iii) Registration Statement on Form 8-A (File No. 001-35954), which was filed on June 4, 2013 (together, the “Registration Statements”).

Due to market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statements. The Registration Statements have not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statements.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at paulo.osantos@vcimentos.com.br and lorival.luz@vcimentos.com.br or via facsimile at +55 11 2162-0670, with a copy to Donald Baker and Mark Bagnall of White & Case LLP, via email at dbaker@whitecase.com and mbagnall@whitecase.com or via facsimile at (212) 354-8113.

We further request that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited for future use.

Should you have any questions regarding this request, please do not hesitate to contact Donald Baker or Mark Bagnall of White & Case LLP.

Sincerely,

Votorantim Cimentos S.A.

By:	/s/ Paulo Henrique de Oliveira Santos
Name:	Paulo Henrique de Oliveira Santos
Title:	Chief Executive Officer

By:	/s/ Lorival Nogueira Luz Junior
Name:	Lorival Nogueira Luz Junior
Title:	Chief Financial and Investor Relations Officer

cc: Donald Baker and Mark Bagnall, White & Case LLP